Exhibit 99.1

MANNATECH, INCORPORATED AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to other Accounts	Deductions	Balance at End of Year
Year Ended December 31, 2011
Deducted from asset accounts:
Allowance for doubtful accounts	$21	61	—	(60)	$22
Allowance for obsolete inventories	$1,561	3,660	—	(2,910)	$2,311
Valuation allowance for deferred tax assets	$4,059	5,474	—	(30)	$9,503
Included in accrued expenses:
Reserve for sales returns	$389	1,581	—	(1,442)	$528
Year Ended December 31, 2012
Deducted from asset accounts:
Allowance for doubtful accounts	$22	8	—	(10)	$20
Allowance for obsolete inventories	$2,311	1,766	—	(2,458)	$1,619
Valuation allowance for deferred tax assets	$9,503	795	—	(1,779)	$8,519
Included in accrued expenses:
Reserve for sales returns	$528	1,168	—	(1,540)	$156